                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)


                               (Amendment No. 2)*


                              POLLO TROPICAL, INC.
                              --------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of class of securities)

                                  731513 10 7
                                 (CUSIP Number)

                              MR. LARRY J. HARRIS
                          10221 SOUTHWEST 143RD STREET
                              MIAMI, FLORIDA 33176
                                 (305) 670-7696
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                             MR. C. WILLIAM BAXLEY
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600


                                  JUNE 4, 1998
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)



                               Page 1 of 23 Pages
                            Exhibit Index on Page 6

CUSIP NO. 731513 10 7


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  LARRY J. HARRIS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)         [ ]
                                                                                             (b)         [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

 NUMBER OF                          7.      SOLE VOTING POWER                                         80,025
  SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                    1,147,156

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                    80,025
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                               1,147,156

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,227,181

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.7% (BASED ON 8,255,329 SHARES OF COMMON STOCK ISSUED
                  AND OUTSTANDING ON MAY 6, 1998 AND 80,025 SHARES OF
                  COMMON STOCK ISSUABLE TO MR. HARRIS UPON EXERCISE OF
                  PRESENTLY EXERCISABLE OPTIONS)

14.      TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         (Continued on following pages)

                               Page 2 of 23 Pages
                            Exhibit Index on Page 6

CUSIP NO. 731513 10 7


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  MOLLY HARRIS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)          [ ]
                                                                                             (b)          [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF                         7.      SOLE VOTING POWER                                            0
  SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                  1,147,156

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                       0
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                             1,147,156

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,147,156

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.9%(BASED ON 8,255,329 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING ON
                  MAY 6, 1998)

14.      TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         (Continued on following pages)

                               Page 3 of 23 Pages
                            Exhibit Index on Page 6

CUSIP NO. 731513 10 7


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  WILLIAM CARL DREW

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)          [ ]
                                                                                             (b)          [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF                         7.      SOLE VOTING POWER                                         0
   SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                  35,000

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                    0
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                             35,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            35,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4% (BASED ON 8,255,329 SHARES OF COMMON STOCK ISSUED AND
                  OUTSTANDING ON MAY 6, 1998 AND 10,000 SHARES OF
                  COMMON STOCK ISSUABLE TO MR. DREW UPON EXERCISE OF PRESENTLY
                  EXERCISABLE OPTIONS)

14.      TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 23 Pages
                            Exhibit Index on Page 6

                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


ITEM 4.  PURPOSE OF TRANSACTION.


         Item 4 is hereby amended by adding the following information:

         On May 21, 1998, Larry J. Harris entered into an amendment to the Letter Agreement, dated May 15, 1998, with Quad-C, Inc. A copy of such amendment is attached hereto as Exhibit 8.

         In light of and with the understanding that the Board of Directors of the Company had agreed to enter into an Agreement and Plan of Merger with Carrols Corporation whereby Carrols Corporation would acquire the shares of Common Stock of the Company at $11.00 per share (the "Carrols Transaction"), the Reporting Persons have withdrawn their proposal to the Board of Directors of the Company regarding the Proposed Transaction. Larry J. Harris and Molly Harris have agreed to tender all of the shares of Common Stock owned by them to Carrols Corporation in the Carrols Transaction pursuant to the terms of a Tender Agreement, attached hereto as Exhibit 9, entered into on June 3, 1998, among Larry J. Harris, Molly Harris, the Harris Childrens' Trust and Carrols Corporation. In addition, on June 3, 1998, the Company, Larry J. Harris and Carrols Corporation entered into a Noncompetition and Confidentiality Agreement (the "Noncompetition Agreement") which is attached hereto as Exhibit 10 in connection with which Larry J. Harris has agreed, among other things, to certain noncompete and nonsolicitation provisions to be effective upon the closing of the tender offer by Carrols Corporation. Pursuant to the Noncompetition Agreement, Larry J. Harris will receive (1) $350,000 from Carrols Corporation within five business days of the closing of the tender offer contemplated by the Carrols Corporation, (2) his current salary and benefits until the consummation of the merger, and (3) a bonus of $90,000 for the 1998 fiscal year in satisfaction of current obligations of the Company to pay Harris a bonus for the 1998 fiscal year, such bonus to be payable within five business days of the closing of the tender offer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following information:

         Larry J. Harris and Molly Harris have agreed to tender all of the shares of Common Stock owned by them to Carrols Corporation in the Carrols Transaction pursuant to the terms of a Tender Offer Agreement, attached hereto as Exhibit 9, entered into on June 3, 1998, among Larry J. Harris, Molly Harris, the Harris Children's Trust and Carrols Corporation.


                               Page 5 of 23 Pages
                            Exhibit Index on Page 6

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit                                       Description
      1                Joint Filing Agreement dated as of March 16, 1998 among Larry J.
                       Harris, Molly Harris and William Carl Drew.*

      2                Proposal dated March 6, 1998 on behalf of Larry J. Harris, Molly
                       Harris and William Carl Drew to the Board of Directors of the
                       Company (the "Original Proposal").*

      3                Letter dated March 8, 1998 on behalf of Larry J. Harris, Molly Harris and William Carl Drew to the Board of Directors of the Company
                       withdrawing the Original Proposal.*

      4                Revised Proposal dated March 13, 1998 on behalf of Larry J. Harris,
                       Molly Harris and William Carl Drew to the Board of Directors of the
                       Company.*

      5                Letter of Interest dated March 12, 1998 from Quad-C, Inc. to Larry J. Harris.*

      6                Letter Agreement dated March 12, 1998 between Quad-C, Inc. and Larry J. Harris.*

      7                Letter Agreement dated May 15, 1998 between Quad-C, Inc. and Larry J. Harris.*

      8                Amendment, dated May 21, 1998, to the Letter Agreement, dated May 15, 1998 between
                       Quad-C, Inc. and Larry J. Harris.

      9                Tender Agreement dated June 3, 1998 among Larry J. Harris, Molly Harris, Harris
                       Children's Trust and Carrols Corporation.

     10                Noncompetition and Confidentiality Agreement dated June 3, 1998 between Pollo Tropical,
                       Inc., Larry J. Harris and Carrols Corporation.

---------------
*Previously filed.



                               Page 6 of 23 Pages
                            Exhibit Index on Page 6

                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:   June 4, 1998


                                                    /s/ Larry J. Harris
                                             ----------------------------------
                                                    Larry J. Harris

                                                    /s/ Molly Harris
                                             ----------------------------------
                                                    Molly Harris

                                                    /s/ William Carl Drew
                                             ----------------------------------
                                                    William Carl Drew



                               Page 7 of 23 Pages
                            Exhibit Index on Page 6